Filed by Tailwind Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Tailwind Acquisition Corp.

(Commission File No. 001-39489)

Twenty Questions on the Proposed TWND-NUBURU Business Combination

The management of Tailwind Acquisition Corp. (“Tailwind” or “TWND”) (NYSE: TWND, “TWND.U” and “TWND WS”) is grateful for the inbound interest in the Business Combination Agreement (“BCA”) that has been signed with NUBURU, Inc. (“NUBURU”). The entity that will survive the transactions contemplated by the BCA is referred to herein as the “Company.” Below is a collection of answers to questions that have been frequently received in an effort to provide further information on the proposed business combination.

Note: Unless otherwise defined in this document, terms used in this document should be interpreted as having the definitions provided for them in the BCA or other applicable transaction documents, copies of which TWND filed with the SEC on August 8, 2022.

The preferred stock issuance

Q 1.	What is the ratio of the shares of Preferred Stock to be received by non-redeeming holders for each share of common stock not redeemed?

A.	The TWND Class A common stockholders who elect not to redeem their Class A common shares at the closing of the proposed business combination will receive one share of Series A preferred stock (the “Preferred Stock”) for each share of TWND Class A common stock not redeemed (in addition to retaining the non-redeemed TWND Class A common share). Please see Section 3.07 of the BCA as well as the other provisions of the BCA for additional details. The BCA is available online at https://www.sec.gov/Archives/edgar/data/0001814215/000110465922086905/tm2222600d1_ex2-1.htm. The terms of the Preferred Stock will be governed by a Certificate of Designations, which is included as Exhibit F to the BCA.

In connection with a TWND Class A common stockholder’s redemption right in connection with the closing of the proposed business combination, a TWND stockholder would have the following options:

Election	Stockholder retains and receives (for each Class A common share)	Company retains
Redeem the Class A common stock	Pro-rata share of cash in trust at the time of redemption (approx. $10 per share plus interest accrued prior to closing).	Nothing – the Class A common stock is cancelled
Do NOT redeem the Class A common stock	One (1) share of common stock (retain) and One (1) share of Preferred Stock (receive)	Pro-rata share of cash in trust at the time of closing of proposed business combination (approx. $10 per share plus interest accrued prior to closing)

Q 2.	When will non-redeeming TWND Class A stockholders receive the Preferred Stock?

A.	The issuance of the Preferred Stock to the TWND Class A common stockholders who have elected not to redeem shares of TWND Class A common stock will take place at the closing of the proposed business combination. At such time, the Company will retain approximately $10.00 per share of Class A common stock not redeemed in proceeds from TWND’s trust, and the non-redeeming stockholder will be issued one share of Preferred Stock via book entry for each share of Class A common not redeemed. No further action will be required in order for non-redeeming stockholders to receive their shares of Preferred Stock.

Q 3.	For purposes of determining the number of shares of common stock that will be issuable upon conversion of the Preferred Stock, how will the “Conversion Price” and “Conversion Price VWAP” (each of which is defined in the Certificate of Designations) be calculated in the first 90 Trading Days following the closing of the proposed business combination, given that the Conversion Price VWAP is measured based on the VWAP per share of common stock that is the lowest VWAP for any consecutive 90-Trading Day period prior to the time of calculation?

A.	For the first 90 Trading Days following the closing of the proposed business combination, the period used to calculate the Conversion Price VWAP will include the pre-close stock trading performance. For example, to calculate the Conversion Price VWAP on the 45th Trading Day following closing of the business combination, the 90-Trading Day period will include the 45 Trading Days prior to, and including, the closing date, and the 45 Trading Days after the closing date. The VWAP is measured as reported by Bloomberg.

Q 4.	Will the Preferred Stock be listed or unlisted?

A.	The shares of Preferred Stock to be issued to non-redeeming holders are not expected to be listed on any national securities exchange, and TWND cannot assure you that any secondary market or exchange for the Preferred Stock will exist.

For holders of the Preferred Stock who are interested in seeking liquidity, their shares of Preferred Stock shares can be voluntarily converted into common stock based on the terms of Section 6(a) of the Certificate of Designations, a copy of which is attached as an exhibit to the BCA.

Q 5.	Even though the Preferred Stock will not be listed, will shares of Preferred Stock be transferrable?

A.	Although the Preferred Stock will not be listed or quoted on an exchange, the Preferred Stock is expected to be transferrable, subject to certain terms and conditions.

Q 6.	Will the Preferred Stock be secured by any of the assets of the Company?

A.	The Preferred Stock is an equity instrument, and holders of the Preferred Stock will not have a creditor relationship with the Company. There is no escrow, sinking fund, or other segregation of the funds received from the trust on behalf of the preferred stockholders or any other stockholder group. It is anticipated that the Company will use the proceeds from the trust account in a manner consistent with its business plan, with the goal of creating value for all stockholders. Shares of Preferred Stock will have a liquidation preference senior to shares of common stock.

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Q 7.	When will the common stock that would be received upon the conversion of the Preferred Stock be registered?

A.	The issuance of the common stock that would be received by holders of Preferred Stock upon the conversion of the Preferred Stock (regardless of whether conversion is effected upon the election of a holder or a a result of a mandatory conversion by the Company) is expected to be registered as part of the registration statement on Form S-4 to be filed by TWND in connection with the business combination (the “Business Combination S-4”).

Q 8.	What will happen to the Preferred Stock after two (2) years?

A.	On the two-year anniversary of the closing of the proposed business combination, the Preferred Stock either will be redeemed for $10.00 in cash (which is subject to adjustment in certain circumstances set forth in the Certificate of Designations) from legally available funds (if the Conversion Price is equal to or less than the VWAP as of such date) or automatically converted into shares of common stock (if the VWAP exceeds the Conversion Price). Please refer to Section 6 and Section 9 of the Form of Certificate of Designations attached as an exhibit to the BCA.

Q 9.	If the common stock of TWND remains flat at $10.00 per share for the two (2) years following the closing of the proposed business combination, how many shares of converted common stock would a non-redeeming Class A stockholder receive for each share of Preferred Stock?

A.	Pursuant to the Certificate of Designations, the Conversion Price will be equal to the lesser of (i) $11.50 and (ii) the greater of (x) 115% of the Conversion Price VWAP and (y) $5.00. If the common stock remains flat at $10.00 per share for the two years following the closing of the proposed business combination, then the Conversion Price VWAP would be $10.00 per share. Given that 115% of $10.00 is $11.50, and $11.50 is greater than $5.00, the Conversion Price would be $11.50.

Each share of Preferred Stock will be convertible into the number of shares of common stock equal to the quotient obtained by dividing (A) the Original Issuance Price as of the Conversion Date by (B) the Conversion Price (which is subject to adjustment in certain circumstances set forth in the Certificate of Designations) as of the applicable Conversion Date. As described in the Certificate of Designations, the Original Issuance Price is $10.00 per share. In this scenario, each share of Preferred Stock would convert into 0.87 shares of common stock. At a trading price of $10.00 per share at the Conversion Date, the combined value of each non-redeemed share of common stock and 0.87 shares of converted common stock would be approximately $18.70.

Please note that no partial shares will be issued in connection with the conversion of Preferred Stock. In lieu of any fractional shares to which holders would otherwise be entitled, the number of shares of common stock to be issued upon conversion of the Preferred Stock will be rounded down to the nearest whole share, with such calculation being based upon the aggregate number of shares of Preferred Stock held by the holder at conversion.

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Q 10.	If the common stock of TWND declines to $4.00 per share and remains there for the two (2) years following the closing of the proposed business combination, how many shares of converted common stock would a non-redeeming Class A stockholder receive for each share of Preferred Stock

A.	If the common stock is trading at $4.00 per share for the two years following the close of the business combination, then the Conversion Price VWAP would be $4.00. Given that 115% of $4.00 is $4.60, and $4.60 is less than $5.00, the Conversion Price would be adjusted to $5.00.

Each share of Preferred Stock will be convertible into the number of shares of common stock equal to the quotient obtained by dividing (A) the Original Issuance Price as of the Conversion Date divided by (B) the Conversion Price as of the applicable Conversion Date (which is subject to adjustment in certain circumstances set forth in the Certificate of Designations). As described in the Certificate of Designations, the Original Issuance Price is $10.00 per share. Thus, in this scenario, each share of Preferred Stock would convert into 2.00 shares of common stock. At a trading price of $4.00 per share of common stock at the Conversion Date, the combined value of each non-redeemed share of common stock and 2.00 shares of converted common stock would be $12.00.

Q 11.	If the common stock of TWND trades down to $5.00 per share for the first (1st) year (on a 90-Trading Day basis) and then trades back up to $10.00 per share for the second (2nd) year (on a 90-Trading Day basis), how many shares of common stock would a holder receive upon conversion of each share of Preferred Stock?

A.	If the common stock trades down to $5.00 per share and then trades back up to $10.00 per share (each on a 90-Trading Day basis) immediately prior to the Conversion Date, then the Conversion Price VWAP would be $5.00, because that is the lowest VWAP for any consecutive ninety (90) day period prior to the calculation of the Conversion Price VWAP. Given that 115% of $5.00 is $5.75, and $5.75 is less than $11.50 but greater than $5.00, the Conversion Price would be $5.75.

Each share of Preferred Stock would be converted into the number of shares of common stock equal to the quotient obtained by dividing (A) the Original Issuance Price as of the Conversion Date divided by (B) the Conversion Price as of the applicable Conversion Date(which is subject to adjustment in certain circumstances set forth in the Certificate of Designations). As described in the Certificate of Designations, the Original Issuance Price is $10.00 per share. Thus, in this scenario, each share of Preferred Stock would convert into 1.74 shares of common stock. At a trading price of $10.00 per share at the Conversion Date, the combined value of each non-redeemed share of common stock and 1.74 shares of converted common stock would be approximately $27.40.

Please note that no partial shares will be issued in connection with the conversion of Preferred Stock. In lieu of any fractional shares holders would otherwise be entitled to, the number of shares of common stock to be issued upon conversion of the Preferred Stock will be rounded down to the nearest whole share, with such calculation being based upon the aggregate number of shares of Preferred Stock held by the holder at conversion.

Q 12.	Under what circumstances would the Company be entitled to mandatorily convert the Preferred Stock into common stock?

A.	If the VWAP per share of common stock is greater than 200% of the Conversion Price for any 20 Trading Days within any period of 30 Trading Days, the Company may elect, in its sole discretion, to convert all, but not less than all, of the then-outstanding shares of Preferred Stock into shares of common stock. Please see Section 7 of the Certificate of Designations for additional information.

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Q 13.	If a holder of Preferred Stock, following the closing of the proposed business combination, wants to convert the Preferred Stock into common stock, how should the holder effect that conversion?

A.	Under Section 8 of the Certificate of Designations, holders would need to (i) complete a conversion notice provided by the Conversion Agent, (ii) surrender to the Conversion Agent the certificate(s) of the shares of Preferred Stock to be converted, (iii) furnish appropriate endorsements and transfer documents in a form reasonably acceptable to the Company, if required to do so, and (iv) pay any stock transfer, documentary, stamp or similar taxes not payable by the Company.

Existing NUBURU and TWND stockholders

Q 14.	Do the Anzu Nuburu SPVs intend to distribute their shares after the completed de-SPAC transaction?

A.	Anzu Nuburu LLC, Anzu Nuburu II LLC, Anzu Nuburu III LLC, and Anzu Nuburu V LLC (collectively, the “Anzu Nuburu SPVs”) have indicated to NUBURU’s management that they do not currently intend to distribute the shares owned by the Anzu Nuburu SPVs to the members of the Anzu Nuburu SPVs immediately following the completion of the de-SPAC transaction. Notwithstanding the foregoing, except as restricted by law, contract or other arrangement, the Anzu Nuburu SPVs are in no way prohibited from distributing the shares at a later date or upon a change in the business judgment of the Anzu Nuburu SPVs.

Q 15.	Assuming no redemptions, how much of the combined entity will existing NUBURU stockholders own upon the closing of the proposed business combination?

A.	Assuming no redemptions by TWND stockholders in connection with the extension vote or the proposed business combination, existing NUBURU stockholders will own approximately 33% of the combined entity on an as-converted basis upon the closing of the proposed business combination. This estimate accounts for (i) the issuance to non-redeeming TWND Class A stockholders of one share of Preferred Stock for each share of common stock, (ii) the commitment fee (estimated using a $10 per share price) to Lincoln Park Capital (“LPC”) relating to its funding agreement, (iii) the shares of Preferred Stock and common stock retained by TWND’s sponsor, Tailwind Sponsor LLC (the “SPAC Sponsor”), and (iv) allocations of shares for incoming independent board members, but it does not account for (a) the potential issuance of shares of common stock pursuant to the LPC funding agreement, (b) the exercise of outstanding public warrants held by TWND stockholders, (c) preferred shares issued to holders of any pre-closing convertible notes at NUBURU, or (d) any shares available for future issuance pursuant to the Employee Stock Purchase Plan or Employee Equity Incentive Plan.

Q 16.	Are there any agreements in place pursuant to which existing TWND stockholders are not permitted to redeem?

A.	Pursuant to the Sponsor Support and Forfeiture Agreement, dated August 5, 2022, by and among the SPAC Sponsor, TWND and NUBURU, the SPAC Sponsor has agreed not to redeem any of its shares in connection with the extension vote or the proposed business combination. To the knowledge of NUBURU and TWND management, there are no other formal agreements in place pursuant to which existing TWND public stockholders are not permitted to redeem.

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Q 17.	Are existing NUBURU stockholders restricted from redeeming or transferring any TWND shares prior to the consummation of the proposed business combination?

A.	To the knowledge of NUBURU and TWND management, there are no other formal agreements in place pursuant to which existing NUBURU stockholders are restricted from redeeming or transferring TWND shares prior to the consummation of the proposed business combination. Nevertheless, NUBURU stockholders may be restricted by law from transferring shares of TWND.

Q 18.	What lock-up restrictions will be in place following the consummation of the proposed business combination?

A.	There are different lock-up restrictions for different groups of holders following the consummation of the proposed business combination:

i.	Key NUBURU stockholders and the Anzu Holders (as defined in the Amended and Restated Registration Rights and Lock-Up Agreement, which TWND filed with the SEC on August 8, 2022) are not permitted to transfer shares of TWND during the period beginning on the closing of the business combination and ending on the earliest of: (a) the date that is 180 days from the closing date, (b) if the VWAP equals or exceeds $12.00 per share for any 20 Trading Days within any 30-Trading Day period within 150 days after the closing date, the date that is 150 days from the closing date, or (c) upon the occurrence of certain liquidity events described in the Amended and Restated Registration Rights and Lock-Up Agreement.

ii.	The Founder Holders (as defined in the Amended and Restated Registration Rights and Lock-Up Agreement) are not permitted to transfer shares of TWND during the period beginning on the closing date and ending on the earliest of: (a) the date that is four (4) years from the closing date, (b) (A) for 25% of their restricted securities, the date that is 180 days from the closing date or if the VWAP equals or exceeds $12.00 per share for any 20 Trading Days within any 30-Trading Day period within 150 days after the closing date, the date that is 150 days from the closing date, (B) for an additional 25% of their restricted securities, the date on which the closing price equals or exceeds $12.50 per share for any 20 Trading Days within any 30-Trading Day period commencing at least one (1) year after the closing date, (C) for an additional 25% of their restricted securities, the date on which the closing price equals or exceeds $15.00 per share for any 20 Trading Days within any 30-Trading Day period commencing at least one (1) year after the closing date, and (D) for the remaining 25% of their restricted securities, the date on which the closing price equals or exceeds $17.50 per share for any 20 Trading Days within any 30-Trading Day period commencing at least one (1) year after the closing date; or (c) upon the occurrence of certain liquidity events described in the Amended and Restated Registration Rights and Lock-Up Agreement.

iii.	The SPAC Sponsor and its officers and directors may not transfer any founder shares (i) if the completion of an initial business combination occurs prior to March 30, 2023, until the earlier of (a) nine months following the completion of an initial business combination and (b) September 30, 2023 and (ii) if the completion of an initial business combination occurs on or after March 30, 2023, six months following the completion of an initial business combination.

However, (i) a restricted holder may transfer any shares of common stock issued pursuant to the conversion of any Series A preferred stock at any time if the sale price of such converted common stock at which the transfer occurs (x) exceeds the 10-day VWAP and (y) exceeds $5.00 per share, and (ii) an Anzu Holder may at any time transfer shares of common stock issued as consideration in connection with the business combination if the sale price of the common stock at which the transfer occurs (A) exceeds the 10-day VWAP, and (B) exceeds $5.00 per share (each such transfer by an Anzu Holder pursuant to the foregoing (ii), a “Permitted Transfer”). In the event an Anzu Holder transfers shares prior to the expiration of the applicable lock-up period in a Permitted Transfer, such holder must notify the Company of the Permitted Transfer, whereupon, the Company has the right, but not the obligation, to cause such Anzu Holder to use up to 2/3 of the gross proceeds of the Permitted Transfer to purchase Series A preferred stock from the Company at a price equal to $10.00 per share.

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Additional information

Q 19.	What are the major next steps in the transaction?

A.	LPC is entitled to a twenty (20) day diligence period from the signing of the BCA, which ends on August 25, 2022, and TWND is entitled to a thirty (30) day diligence period from the signing of the BCA, which ends on September 4, 2022. LPC may terminate its funding agreement and TWND may terminate the BCA, in each case, prior to the expiration of their respective diligence periods.

On July 13, 2022, TWND filed a preliminary proxy statement for a special meeting of the stockholders to be held to approve an extension of time for TWND to complete an initial business combination from September 9, 2022 to March 9, 2023. TWND intends to file a definitive proxy statement in connection with the extension proposal, which will be sent to its stockholders of record as of the record date set forth therein. Tailwind intends to file the Business Combination S-4 with the SEC, which will include a document that serves as a joint prospectus and proxy statement of Tailwind, for the proposed business combination. Before making any voting decision, investors and security holders of Tailwind are urged to read the preliminary extension proxy statement and, when available, the definitive extension proxy statement, the registration statement, the business combination proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

The closing of the proposed business combination, which is subject to approval of the TWND stockholders and NUBURU stockholders and other closing conditions, is anticipated in early 2023.

Q 20.	Where can I get additional information?

A.	You may be able to find additional information on the TWND transaction from the following public sources, among others:

i.	Nuburu’s Investor Relations site: https://nuburu.net/investor-relations/

ii.	Tailwind Acquisition Corp’s website: https://twnd.tailwindacquisition.com/sec-filings

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Caution Regarding Forward Looking Statements

This Q&A contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this Q&A, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of NUBURU, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Tailwind and its management, and NUBURU and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against NUBURU, Tailwind, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Tailwind or the stockholders of NUBURU, or to satisfy other closing conditions of the business combination; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet NYSE’s listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of NUBURU as a result of the announcement and consummation of the business combination; (7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that NUBURU or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) the inability to obtain financing from Lincoln Park Capital; (12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Tailwind’s securities; (13) the risk that the transaction may not be completed by Tailwind’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Tailwind; (14) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (15) volatility in the markets caused by geopolitical and economic factors; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Tailwind’s Form S 1 (File No. 333-248113), Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 and registration statement on Form S-4 that Tailwind intends to file with the SEC, which will include a document that serves as a prospectus and proxy statement of Tailwind, referred to as a proxy statement/prospectus and other documents filed by Tailwind from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this Q&A should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Tailwind nor NUBURU gives any assurance that either Tailwind or NUBURU or the combined company will achieve its expected results. Neither Tailwind nor NUBURU undertakes any duty to update these forward-looking statements, except as otherwise required by law.

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Important Information and Where to Find It

On July 13, 2022, Tailwind filed a preliminary proxy statement (the “Preliminary Extension Proxy Statement”) for a special meeting of the stockholders to be held to approve an extension of time for Tailwind to complete an initial business combination through March 9, 2023 (the “Extension Proposal”). Tailwind intends to file a definitive proxy statement (the “Definitive Extension Proxy Statement”) in connection with the Extension Proposal, which will be sent to its stockholders of record as of the record date set therein. Stockholders may obtain a copy of the Preliminary Extension Proxy Statement, as well as the Definitive Extension Proxy Statement, once available, at the SEC’s website (www.sec.gov).

Additional Information

This Q&A relates to a proposed transaction between Tailwind and NUBURU. Tailwind intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Tailwind (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all Tailwind stockholders. Tailwind also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Tailwind are urged to read the Preliminary Extension Proxy Statement and, when available, the Definitive Extension Proxy Statement, the registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Tailwind through the website maintained by the SEC at www.sec.gov. The documents filed by Tailwind with the SEC also may be obtained free of charge upon written request Tailwind Acquisition Corp., 1545 Courtney Avenue, Los Angeles, CA 90046.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS Q&A, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS Q&A. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Tailwind and NUBURU and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Tailwind’s stockholders in connection with the proposed transactions. Tailwind’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Tailwind listed in Tailwind’s registration statement on Form S-4, which is expected to be filed by Tailwind with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Tailwind’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Tailwind with the SEC in connection with the business combination.

No Offer or Solicitation

This Q&A is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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